waste management, inc.

WASTE MANAGEMENT HOLDINGS, INC.

800 Capitol Street, Suite 3000

Houston, Texas 77002

May 20, 2025

Via EDGAR

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Request for Acceleration of Effectiveness of Waste Management, Inc.’s and Waste Management Holdings, Inc.’s Registration Statement on Form S-4 (File No. 333-287083) filed on May 8, 2025.

Ladies and Gentlemen:

Pursuant to Rule 461 promulgated under the Securities Act of 1933, as amended, Waste Management, Inc. and Waste Management Holdings, Inc. hereby request that the effectiveness of the Registration Statement on Form S-4 (File No. 333-287083) (the “Registration Statement”) be accelerated so that the Registration Statement will become effective on May 22, 2025, at 4:00 p.m. Eastern time, or as soon thereafter as practicable.

Please contact Clinton W. Rancher or Parker Hinman of Baker Botts L.L.P. at (713) 229-1820 or (713) 229-1924, respectively, if you have any questions regarding this request, and please notify either of them when this request for acceleration has been granted.

[Signature Page Follows]

Very truly yours,

Waste Management, Inc.

By:	/s/ Leslie K. Nagy
Name: Leslie K. Nagy
Title: Vice President and Treasurer

Waste Management Holdings, Inc.

By:	/s/ Leslie K. Nagy
Name: Leslie K. Nagy
Title: Vice President and Treasurer

cc:           Clinton W. Rancher, Baker Botts L.L.P.

Parker Hinman, Baker Botts L.L.P.

[Signature Page to Acceleration Request]